SERVICESAGREEMENT

This Services Agreement (“Agreement”) is dated as of January 5, 2011, by and between Vigilant Compliance Services, with an address at Brandywine Two, 5 Christy Drive, Suite 209, Chadds Ford, Pennsylvania 19317 (“Vigilant”), and MainGate Trust (the “Trust”), with an address at 6075 Poplar Avenue, Suite 402, Memphis, Tennessee 38119.

Background

A.	MainGate Trust (the “Trust” or “MainGate”) is an open end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”).

B.	Vigilant agrees to provide Services to the Trust, subject to the terms and conditions hereof.

Terms

In consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1.	Services. Vigilant agrees to provide to the Trust the following services (the “Services”):

(a)	Vigilant shall provide Salvatore Faia to serve as CCO of the Trust to assist the Trust in meeting its compliance obligations pursuant to Rule 38a-1 under the 1940 Act.

(b)
Vigilant agrees to prepare for the Board of Directors of the Trust (the “Board”), no less frequently than annually, a written report to the Board (“Report”) which addresses at a minimum:  (1) the operation and effectiveness of the policies and procedures of the Trust and Service Providers to the Trust adopted pursuant to Rule 38a-l under the 1940 Act (the “Policies and Procedures”) since the date of the last Report to the Board; (2) any material changes to the Policies and Procedures since the date of the last Report; (3) any recommendations for material changes to the Policies and Procedures as a result of the annual review; (4) any material compliance matters since the date of the last Report. For purposes of this Agreement, the term “Service Provider” shall mean each of the following service providers retained by the Trust: investment adviser (“Adviser”), fund accountant, transfer agent, and principal underwriter. The CCO will follow up on compliance issues raised by the Board of Directors at or before the next regularly scheduled meeting.

(c)	Those services set forth in Exhibit A, attached hereto.

C:MainGateCCO Agreement

2.          Representations.  Vigilant represents that Salvatore Faia: (1) has received a law degree from the University of Pennsylvania Law School; (2)  has the experience, qualifications  and expertise necessary to serve as CCO of the Trust; and (3) each Director supplied by Vigilant to serve as CCO, including the CCO serving for the Trust, is qualified to serve as CCO.

3.           Term.  The term shall commence on the effective date of this Agreement and shall continue in effect until one year from the date thereof, and shall thereafter automatically renew in one year increments unless earlier terminated by (a) the Trust upon forty-five (45) days’ prior written notice to Vigilant, and (b) Vigilant upon forty-five (45) days’ prior written notice to the Trust. See Paragraph 12 below for termination for cause.  This Agreement shall automatically terminate in the event of the Trust’s termination, dissolution, or deregistration.  If this Agreement is terminated for any of the reasons listed above, it will be done without payment of any penalty.

4.           Fees and Expenses.

(a)  Chief Compliance Officer Fee.  As compensation for Vigilant’s provision of Services specified in Section l(a) and (b) above, the Trust shall pay Vigilant one time start up fee of $1,000 for review of the Trust and is initial series, the MainGate MLP Fund (the “Fund”) start up documents.  Thereafter, the Trust shall pay Vigilant a fee as set forth below, which is payable quarterly in advance for assets of up to $100 million:

Monthly Fee	Annual Fee
$2,500	$30,000

For assets above $100 million, the fees below will apply:

Net Assets	Monthly Fee
Up to $150 million	$3,000.00
Up to $150 million	$3,333.00
Up to $250 million	$3,583.00

The fees above will increase 2% per year, unless the parties agree to a different amount. This Agreement shall be deemed modified to the extent that modifications are approved by the Trust’s Board of Directors, which modifications shall be deemed to be automatically incorporated herein.

SEC response time will be separately billed on an hourly basis for additional time at a  rate of$250.00 per hour, after the first ten (10) hours of billable time (ten hours of SEC response time will be included as a part of the above fee) “SEC response time” includes the CCO’s actions and responses to SEC examinations, audits, inquiries, and other non-routine SEC response matters; but is not deemed to include CCO review of SEC comments to draft registration statements filed by the Trust.

Expenses.  The Trust will pay reasonable out of pocket and travel expenses incurred Vigilant in the performance of its duties under this Agreement, which include, but are not limited to, Federal Express and overnight mail services, parking, tolls, train, air and related travel expenses, mileage (at the standard allowable mileage rate) and copying charges (copying charges will be charged for larger copy items, such as the annual report or other large copying (prospectuses, compliance manuals etc.), as well as other common business out of pocket expenses.

5.   Insurance Coverage.   Salvatore Faia will be covered by the Trust’s Errors and Omissions and/or Officers and Directors insurance as an officer of the Trust, which insurance shall be at the same levels and upon the same terms of coverage as the coverage for the Trust’s other officers.

6.           Liability; Indemnification.  The Trust shall indemnify and hold harmless Salvatore Faia as an officer of the Trust.  Except as it relates to Salvatore Faia, for whom insurance coverage and indemnity is set forth above, the Trust shall indemnify and hold harmless Vigilant, its employees, agents, other than Salvatore Faia, (collectively “VCS”) from all claims, liabilities, attorneys’ fees, judgments, expenses and charges (collectively “Losses”) resulting from the provision of services by VCS to the Trust unless such loss results from VCS’s negligence.  Vigilant, its employees and agents (as to Salvatore Faia, subject to the insurance coverage and indemnity is set forth above) shall not be liable for any error of judgment or mistake of law or for any loss suffered by MainGate in connection with the performance of this Agreement, except a loss resulting from negligence.  In no event shall any party be liable for special, consequential, exemplary or punitive damages.  The liability of Salvatore Faia and Vigilant shall in no event exceed $60,000.00 (or two year’s CCO fees, whichever is higher) per occurrence, regardless of the claim or legal theory set forth by any party.

7.           Taxes.  Vigilant shall be responsible for compliance with all local, state and federal rules, laws and regulations applicable to Services and payment of all taxes, such as income, unemployment, social security and other similar taxes, applicable to Services.

8.         Additional Advisers.  If the Trust materially modifies its business or the Adviser engages any sub-advisers for the Fund, the parties will in good faith negotiate a new fee to the extent the fee is not already established.

9.   Cooperation.  The Trust will use commercially reasonable efforts to secure the cooperation of the Adviser and MainGate’s officers and Service Providers, and will use its best efforts to cause such parties to provide requested information to VCS in a prompt manner.

10.           Consultations with Counsel.  Salvatore Faia shall be permitted to consult counsel at the cost of the Trust relating to Trust matters should such consultation become necessary.  Salvatore Faia will first consult legal counsel to the Trust in such circumstances, and, if necessary, after prior notice to the Trust, may consult other legal counsel at the cost of the Trust.

11.          Other Service Providers. Vigilant acknowledges that the Trust may engage various entities as Service Providers, and the services required to be performed pursuant to the Trust’s contract therewith shall continue to be performed by such Service Providers as determined by the Trust.  The Trust may also make changes related to the Service Providers, but such changes will not be deemed to impose additional duties upon the CCO.

12.           Breach. If Vigilant fails to deliver the specific services set forth herein and acts in a negligent manner, Vigilant shall be given thirty (30) days written notice to cure. If Vigilant fails to cure within thirty (30) days after written notice to Vigilant, the Trust shall have the right to terminate this Agreement for cause on ten (10) days Notice.

13.   Documents and Records.  The Trust shall be responsible for maintaining all books and records of the Trust as required by the Investment Company Act of 1940 and other applicable laws.

14.           Work Product and Intellectual Property Rights.  All ideas, improvements, concepts, inventions, discoveries, developments, innovations, software, designs, processes or other works of authorship, made, conceived or developed by Vigilant or otherwise produced by Vigilant in performance of this Agreement (“Intellectual Property”) shall remain the property of Vigilant, subject to the limitations of Section 15 of this Agreement relating to use of Confidential Information (as defined therein).  Vigilant grants to the Trust the non-exclusive, worldwide, irrevocable, royalty-free right under such Intellectual Property to use, reproduce, display, modify and/or create derivative works of all materials created or used by Vigilant or Salvatore Faia in the performance of this Agreement (“'Work Product”) and provide such Work Product to others as required by the Trust’s business under relevant laws and regulations including the 1940 Act.

15.           Confidentiality.

(a)
All information of or pertaining to the Trust, the Fund or any ofits affiliates, whether stored on computer disk or as electronic media, to which Vigilant is given access or otherwise obtains in the course of its provision of the Services under this Agreement is referred to as “Confidential Information.” Confidential Information

shall include, but not be limited to, all information relating to the Services and all technology, know-how, processes, trade secrets, contracts, proprietary information, historical and projected financial information, business strategies, operating data and organizational and cost structures, product descriptions, pricing information, loan information, credit information  and policies, and customer information (which includes, without limitation, names, addresses, telephone numbers, account numbers, demographic, financial and transactional information) or customer lists, whether received before or after the date hereof.

(b)
Vigilant shall hold all Confidential  Information in confidence and shall not disclose any Confidential Information to any person, unless otherwise permitted hereunder and Vigilant shall not use any such Confidential Information for purposes other than in connection with the Services; provided, however, that Vigilant will be permitted, without the Trust’s prior written consent, to disclose Confidential Information on a need-to-know  basis to those third parties who are engaged by the Trust or the Trust’s Adviser or MainGate’s service providers in connection with the Services.

(c)
If Vigilant becomes legally compelled (by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose any Confidential Information, Vigilant may disclose such Confidential  Information to the extent legally required; provided, however, that Vigilant , unless prevented by regulatory authorities from doing so, shall (i) first notify the Trust of such legal process, unless such notice is prohibited by statute, rule or court order, (ii) attempt to obtain the Trust’s  consent to such disclosure, and (iii) in the event consent is not given, agree to permit a motion to quash, or other similar procedural step, to frustrate the production or publication of information.  In making any disclosure under such legal process, the parties agree to use commercially reasonable efforts to preserve the confidential nature of such information.  Nothing herein shall require Vigilant to fail to honor a subpoena, court or administrative order, or other legal requirement on a timely basis.

(d)
With the exception of customer information of the Trust and its affiliates, which shall be protected in all circumstances, no information shall be within the protection of this Agreement where such information: (i) is or becomes publicly available through no fault of the Vigilant; (ii) is made public by the Adviser or the Trust without restriction; or (iii) is rightly obtained from a third party not subject to confidentiality restrictions.

16.   Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, and any action related thereto shall be filed in Delaware, without respect to principles regarding conflicts of law.

17.           Severability; No Waiver. Each provision of this Agreement shall be severable from every other provision of this Agreement for the purpose of determining the legal enforceability of any specific provision. If any provision of this Agreement is deemed invalid or unenforceable under applicable law, all other provisions of this Agreement shall remain in full force and effect. No delay or omission on the part of a party to this Agreement in exercising any right hereunder shall operate as a waiver thereof or of any other right.

18.           Entire Agreement; Assignment. This is the entire Agreement between the parties with regard to the Services. This Agreement may only be modified or amended, if such modification or amendment is made in writing and signed by authorized representatives of both parties. This Agreement may not be assigned without the written consent of the other party and any such assignment shall be void.

19.           Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which taken together shall constitute one and the same instrument.

20.   Non-exclusivity. This Agreement is not exclusive and the Trust recognizes that Vigilant and Salvatore Faia may provide similar services to other persons or entities.

21.           No Partnership. This Agreement is not intended to constitute, create, give effect to or otherwise recognize a partnership, joint venture, or other form of business organization of any kind and the rights and obligations of the Trust and Vigilant shall be only those expressly set forth herein.

22.           Third Party Beneficiary. The parties understand and agree that there are no third party beneficiaries to this Agreement.

In Witness Whereof, the parties have executed this Agreement as of the date first set forth above.

Vigilant Compliance Services	MainGate Trust

By:	By: /s/ Geoffrey Mavar

Name: Salvatore Faia	Name: Geoffrey Mavar

Title: President	Title: Treasurer and CFO

EXHIBIT A

CCO SERVICES TO MAINGATE TRUST

I.  Report to the Board of Directors

Salvatore Faia, JD, CPA, CFE, or a Vigilant Compliance Director, if appointed as the Chief Compliance Officer (“CCO”) for MainGate Trust (hereinafter “Trust”), will report directly to the Board of Trustees of the Trust.  The Board will annually be furnished a written report on the operation of the Trust’s policies and procedures and those of its service providers (“Annual Report”). The Annual Report will address:

1.	The Operation of the Policies and Procedures of the Trust and eachService Provider since the last Annual Report;

2.	Any material changes to the Policies and Procedures since the lastAnnual Report;

3.	Any recommendations for material changes to the Policies andProcedures as a result of the Annual Review;

4.	Any material Compliance matters since the date of the last AnnualReport;

5.	Any other Compliance matters about which the Trust Board reasonably needs to know in order to oversee compliance.

II.         Services

Salvatore Faia, JD, CPA, CFE, will serve as your Trust’s Chief Compliance Officer (“CCO”) in compliance with SEC Rule 38a-l.  The CCO will:

• Prepare a Written Chief Compliance Officer Report for each Quarterly Board Meeting

• The CCO Compliance Report will be presented by Gerard Scarpati, CPA in person at each Quarterly Meeting, and

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III.  Fee

Vigilant will serve as Chief Compliance Officer for a monthly fee of $2,500. There is a one-time start up fee of$1,000 relating to Vigilant’s review of organizational materials, and performance of related start up duties. Vigilant will provide a written Agreement for the Trust. The fee applies to assets up to $100 million.  For assets above 100 million, there is a modest fee increase as stated in the Service Agreement.

©Copyright 2010 Vigilant Compli ce Services
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